Wedbush Securities Inc.

Information Relating to the Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2016

			Schedule 3
State the market valuation and the number of items of:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	125,000 (A)
	Number of items		29 (A)
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	-
	Number of items		-

(A)   On 7/15/2016, two of these items had been subsequently reduced to the Company's possession or control.

Note: A reconciliation between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part II, as of June 30, 2016, filed on September 7, 2016, is not required as no material differences exist.